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March 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Mail Drop 3561
Washington, D.C. 20549-3561

         RE:      Marketing Worldwide Corporation
                  Form 10-K for the year ended September 30, 2008
                  Filed January 13, 2009
                  File No. 0-50586

Dear Mr. Humphrey:

On behalf of Marketing Worldwide Corporation (the "Company"), in response to the Staff's comment letter dated February 17, 2009 (the "Comment Letter") in connection with the Company's above-referenced September 30, 2008 Annual Report on Form 10-K (the "Form 10-K"), we hereby submit our responses for your review. If the responses below satisfy the comments of the Commission, the Company will promptly file a Form 10-K/A for the year ended September 30, 2008.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company's responses to those comments.

Form 10-K (Fiscal Year Ended September 30, 2008)
------------------------------------------------

Market for Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14
--------------------------------------------------------------------------------

1. Please expand the table of high and low bid information to include the most recent two fiscal years. We note you provided disclosure only for the most recent fiscal year ended September 30, 2008. See Item 201(a)(1) of Regulation S-K.

Response:

         We propose to replace our table of high and low bid information with the following:

The following table sets forth the quarterly quotes of high and low prices for our Common Stock on the OTC Bulletin Board during the fiscal years ended September 30, 2007 and September 30, 2008.

                            Fiscal 2007          Fiscal 2008
                            ==================== ====================

                            High      Low        High      Low
                            ==================== ====================

First Quarter               $0.80     $ 0.80     $0.95     $ 0.40
Second Quarter              $0.70     $ 0.70     $0.90     $ 0.27
Third Quarter               $1.01     $ 0.85     $0.41     $ 0.19
Fourth Quarter              $1.01     $ 0.51     $0.45     $ 0.12

Management's Discussion and Analysis
------------------------------------

Comparison of the Year Ended September 30, 2008....Year Ended September 30,
2007, page 17
--------------------------------------------------------------------------------

Sales
-----

2. Please expand your discussion of total sales to also separately discuss the changes in "product" sales and that of sales from "services". In this regard, we note from your statements of operations that total sales increased by approximately $852,000; however this increase was the net result of a decrease in product sales of approximately of $824,000 and the generation of approximately $1.7 million in the new revenue category for fiscal 2008 of "services". Please explain the nature of your revenue generated from "services" and tell us why similar revenue was not presented for the prior comparative year. For example, to the extent the "services" revenues in fiscal 2008 were generated solely due to your acquisitions of Colortek, Inc and Modelworxx GmbH, in May 2007 and September 2007, respectively, please explain whether the revenue attributed to them were from "products" and/or "services", and if from services, and the amount was not material for separately classifying as such in fiscal 2007 but was material in 2008 to present as a separate line item, please advise and disclose.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

SALES

Our overall revenue increased to $8,305,661 for the year ended September 30, 2008 from $7,454,053 for the same period last year, an increase of $851,608. The increase in revenue is attributable to the acquisition of Modelworxx GmbH in September 2007 of $1,873,552, net with a decrease in our existing operations of $1,021,944.

With the acquisition of Modelworxx GmbH, we began to provide services in addition to product sales. Our services provided are mainly from the sale of engineering and design activities at Modelworxx GmbH. For the year ended September 30, 2008, we generated $1,676,082 in services revenue and $197,470 in product sales in our German segment.



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Our revenue (product sales) for our United States segment (including Canada)
decreased from $7,454,053 in fiscal year ended September 30, 2007 to $6,432,109 for the current year; a $1,021,944 or 13.7% decrease. The decrease is primarily attributable to the slowing of the US auto market. We are actively pursuing additional product lines to add to our mix with our expectation that we can negate some the slowing domestic auto market.

3. In addition, please expand your discussion of "sales," "gross profit," and include a new paragraph of "loss from operations" to discuss the amount or percentage of each that is attributable to domestic (e.g., United States) and international operations (e.g., Germany). We note that approximately 25% of your fiscal 2008 operating loss is from international operations as compared to no international operations in 2007. Also, please disclose where sales from Toyota Canada, Inc. (one of your major customers) are shown in the segment data shown in Note R to the audited financial statements.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

GROSS PROFIT

Management improved MWW's gross profit by 19.9% compared to the prior year. For the fiscal year ended September 30, 2008, MWW's gross profit was $2,661,594 compared to $ 2,219,689 for the fiscal year ended September 30, 2007. The increase in gross profit dollars was attributable to the acquisition of Modelworxx GmbH which increased our gross profit dollars by 12.9% and the remaining increase was due to improved gross profit as a percentage of revenues of 7.0% related to the United States operations.

The overall gross profit as a percentage of revenues for the United States operations was higher due to the positive change in our product sales mix. MWW sold a greater percentage of its higher margin spoiler products in 2008 than in 2007. Further, our successful efforts to reduce manufacturing costs contributed to higher margins. MWW's gross profit margin is influenced by a number of factors and gross margin may fluctuate based on changes in the cost of supplies, product mix, currency exchange, and competition.

For the year ended September 30, 2008 and 2007, the combined gross profit margins as a percentage of sales was 32.0% and 29.8%, respectively. By geographic segment, our gross profit margin was 37% in the United States and 15.2% in Germany.

We consider our revenues from Canada and to our customer, Toyota Canada, Inc. as part of the United States geographic segment. Our revenues from outside North America are included as part of the Germany geographic segment Beginning October 2007 and for the fiscal year 2008, the acquisition of Modelworxx GmbH warranted geographic segment reporting for international revenues which is principally service revenue.

LOSS FROM OPERATIONS

Domestic operational losses were 75% and international operational losses were 25% of the total losses for fiscal year 2008. We did not have international operations in fiscal year 2007.

Operating Expenses
------------------

4. Please discuss all significant factors that are attributable to the change in operating expenses. In this regard, we note your total operating expenses in fiscal 2008 were lower due to having no impairment costs recorded this year as compared to an impairment loss pertaining to goodwill of approximately $1.6 million in fiscal 2007. We believe an explanation of the change would provide useful insight as to why no goodwill or other impairment costs were deemed necessary for fiscal 2008 as compared to the previous year.

Response:

Our operating expenses decreased from $5,166,246 to $4,818,937, a $347,309 or 6.73% decrease, from the year ended September 30, 2007 to 2008. The decrease was attributable to a non cash impairment charge of $1,584,552 relating to the acquisitions of Colortek, Inc. and Modelworxx GmbH in fiscal 2007, partially offset by increased operating costs related to the acquisitions of Colortek, Inc. and Modelworxx GmbH.

The impairment charge recorded in fiscal 2007 reduced our carrying value of goodwill acquired from the acquisitions of Colortek, Inc. and Modelworxx GmbH to $0.0.

Liquidity and Capital Resources, page 18
----------------------------------------

5. Please expand the sixth paragraph under this heading to specifically disclose that you have "unconditionally guaranteed to repay" the mortgage loan of this consolidated entity, including disclosing the outstanding mortgage loan balance as of the most recent audited balance sheet date. Reference is made to disclosure under the Risk Factor "We are a guarantor on the building mortgage to our landlord who is a related party..."on page 11.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

Based on the application of FIN 46-R, the Company is consolidating its financial statements with those of JCMD Properties LLC. The assets, liabilities, revenues, and costs and expenses of JCMD Properties LLC that are included in the combined financial statements are not the Company's. The liabilities of the VIE's will be satisfied from the cash flows of the VIE's assets and revenues belong to the VIE. However, the Company has unconditionally guaranteed to repay the mortgage loan of this consolidated entity. At September 30, 2008, the total outstanding mortgage loan balances of JCMD Properties LLC were $1,276,652.

6. See the eighth paragraph where you disclose that you were in compliance with all the terms of the loan (i.e., your credit line for up to $800,000). This disclosure appears to contradict that shown in the eleventh paragraph under this heading, the auditors' report on page F-2, and in Notes B and G to the audited financial statements which discloses that you were in default on your line of credit agreement with certain covenants. Please revise to ensure consistency of your disclosures, including expanding the MD&A disclosure and Notes B and G to indicate whether or not the lenders have taken any action against your defaulted loan and/or whether you are in discussions with them to have the defaults amended or cured.



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Response: We will amend the Company's 10-K for the year ended September 30,
2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

MWW has a $800,000 line of credit, which is used to fund seasonal working capital requirements and other financing needs. The loan is due on January 31, 2009. MWW pledged its entire inventory, equipment, accounts, chattel paper, instruments, and letters of credit, documents, deposit accounts, investment property, money, rights to payment and general intangibles to secure the loan. The loan with Key Bank N.A. is a standard asset based loan agreement. The loan requires MWW to attain a ratio of Total Debt to Tangible Net Worth of less than
3.50 to 1.00 tested at the end of each fiscal year and a ratio of Operating Cash Flow to Fixed Charges of not less than 1.50 to 1.00 tested at the end of each fiscal year for the preceding 12- month period. MWW believes that it has satisfactory relationships with its creditors but in the current conditions of the credit market there are no guaranties that the agreement will be extended at the due date. As of September 30, 2008, the Company was in violation of the fixed charge ratio and change of ownership covenant. The Bank has concluded the Company was in compliance with the tangible net worth covenant assuming the tangible net worth is inclusive of the outstanding redeemable preferred stock.

Financial Statements
--------------------

Accountants' Report, page F-2
-----------------------------

7. Please amend your Form 10-K to include an audit report that is properly dated. There appears to be an error in the date of the report included in your filing.

Response: Upon further review, our independent registered certified public account firm concurs that their audit report date should be amended to January 13, 2009.

Note G - Bank Line of Credit, page F-18
---------------------------------------

8. We note that your credit facility is scheduled to expire, if not renewed, on February 1, 2009. We also note that you were in violation of certain debt covenants on this credit facility as of September 30, 2008. Please update us as to the current status of this matter as of the most recent practicable date. In addition, we assume that the violations of the covenants on the credit facility do not also cause you to be in violation of covenants under of your other debt or securities agreements. Please confirm our assumption or identify any other debt or securities arrangements under which covenants are also considered to be violated.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

On January 27, 2009, the Company was notified that it was in default of the loan covenants as defined by the line of credit described in Note G. As such, the interest rate was changed from Prime plus 1% to Prime plus 4% with the line frozen at $600,000. In addition, due to the default of the loan covenants as described above, the interest rate on the mortgage of JCMC Properties, LLC, guaranteed by the Company, was increased to Prime plus 2.75%. The Company is currently negotiating to lower the interest rates on both loans.

Note J - Warranty Liability, page F-20
--------------------------------------

9. Please expand your disclosure to more fully comply with paragraph 14 of FIN
45.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

NOTE J - WARRANTY LIABILITY

The Company provides for estimated costs to fulfill customer warranty obligations upon recognition of the related revenue in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees as a charge in the current period cost of goods sold. The range for the warranty coverage for the Company's products is from 18 to 36 months. The Company estimates the anticipated future costs of repairs under such warranties based on historical experience and any known specific product information. These estimates are reevaluated periodically by management and based on current information, are adjusted accordingly. The Company's determination of the warranty obligation is based on estimates and as such, actual product failure rates may differ significantly from previous expectations.

The Company has accrued a warranty liability of $126,983 and $122,905 as of September 30, 2008 and 2007, respectively. In the year ended September 30, 2008 and 2007, the Company incurred warranty costs of $15,744 and $139,135, respectively.

Note K- Capital Stock, page F-20
--------------------------------

10. We note that you have classified the Series A Preferred Stock outside of shareholders' equity. Please tell us more about the contractual provisions of these instruments and explain how you determined the appropriate presentation of accounting for the preferred shares. Address the potential applicability of SFAS 150 and EITF Topic D-98 in your response. Your explanation should be detailed and specific and should cite your basis in GAAP for each of your conclusions.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

The Series A Preferred Stock includes certain redemption features allowing the holders the right, at the holder's option, to require the Company to redeem all or a portion of the holder's shares of Series A Preferred Stock upon the occurrence of a Major Transaction or Triggering Event. Major Transaction is defined as a consolidation or merger; sale or transfer of more than 50% of the Company assets or transfer of more than 50% of the Company's common stock. A Triggering Event is defined as a lapse in the effectiveness of the related registration statement; suspension from listing; failure to honor for conversion or going private.

SFAS 150 requires mandatorily redeemable financial instruments be classified as a liability unless the redemption is required only upon liquidation or termination of the reporting entity. Although SFAS 150 also states that if a financial instrument embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable -and therefore becomes a liability-if that event occurs..., per Topic D-98 requires securities with redemption features .that are not solely within the control of the issuer to be classified outside of permanent equity.

11. As a related matter, we note that you recognized the beneficial conversion feature as a "charge against current earnings". Please explain how this charge was classified in your income statement and specifically cit your basis in GAAP for that classification.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures:

The Company recognized the beneficial conversion feature as a charge against current earnings as financing costs in compliance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5"). According to "EITF 98-5", for convertible debt securities, any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature should be recognized as interest expense using the effective yield method. EITF 98-5 also states that for convertible instruments that do not have a stated redemption date, a discount resulting from the accounting for a beneficial conversion option shall be amortized from the date of issuance to the earliest conversion date. The earliest conversion date of the Series A Preferred Stock is anytime from the issuance date up to five years when the stock is mandatorily redeemable.

Note L - Stock Options and Warrants, page F-23
----------------------------------------------

Warrants
--------

12. Refer to the table that summarizes transactions involving warrants. With respect to the 19,000,000 warrants designated as "exercised" in fiscal 2008, it appears that only 3,500,000 were "exercised" while the remaining 15,500,000 warrants were "cancelled" in the Exchange Agreement with holders of the Series J Common Stock Purchase Warrants. Please revise as appropriate.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures::

                                                Weighted Average   Price per
                                                Number of Shares   Share

Outstanding at October 1, 2006                  1,000,000          $   0.50
Granted                                        23,490,000              0.87
Exercised                                      (4,000,000)            (0.50)
Canceled or expired                                    --                --
Outstanding, September  30, 2007               20,490,000              0.69
Granted                                           100,000              0.30
Exercised                                      (3,500,000)            (1.06)
Canceled or expired                           (15,500,000)            (0.87)
                                              -----------          --------
Outstanding, September 30, 2008                 1,590,000          $   0.54
                                              ===========          ========


Note P - Economic Dependency, page F-28
---------------------------------------

13. Please expand your disclosures to fully comply with paragraph 39 of SFAS
131. Specifically, please disclose the total amount of revenue from each significant customer rather than disclosing such revenues in the aggregate.

Response: We will amend the Company's 10-K for the year ended September 30, 2008, to comply with the appropriate disclosures in the Comment Letter. We intend to include the following amended disclosures::

NOTE P - ECONOMIC DEPENDENCY

During the year ended September 30, 2007, approximately $6,767,315 (91%) of total 2007 revenues were derived from and $670,160 (81%) of the total accounts receivable at September 30, 2007 were due from three customers. During the year ended September 30, 2007, the major customers were all located with North America.

During the year ended September 30, 2008, approximately $6,129,156 (73.8%) of total 2008 revenues were derived from and $923,907 (80.3%) of the total accounts receivable at September 30, 2008 were due from four customers. During the year ended September 30, 2008, one of the major customers was located in the geographic region of Germany and generated revenues of $1,021,596 (12.3%) of the total revenues.

During the year ended September 30, 2007 approximately, $2,557,023 (28%) of total 2007 purchases were made from and $432,540 (52%) of the total accounts payable at September 30, 2007 were due to three suppliers. During the year ended September 30, 2007, the major suppliers all served the North America segment.



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During the year ended September 30, 2008 approximately, $1,621,980 (23.1%) of total 2008 purchases were made from and $274,001 (31%) of the total accounts payable at September 30, 2008 were due to three suppliers. During the year ended September 30, 2008, the major suppliers all served the North America segment.

Controls and Procedures
-----------------------

14. We note that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective as of September 28, 2008 and, because of control deficiencies that constituted material weaknesses, these officers further concluded that you did not maintain effective internal control over financial reporting as of September 30, 2008. We also note your disclosure that you are currently evaluating what steps can be taken in order to address these material weaknesses. For each of the material weaknesses identified, please tell us what steps or actions have been (or are planning to be) implemented to remediate these weaknesses. Your next quarterly report on Form 10-Q when filed, should also identify your remediation plans.

Response: Our Form 10-K as of September 30, 2008 and our Form 10-Q as of December 31, 2008 disclosed the following control deficiencies.

      o lack of documented policies and procedures concerning internal controls over financial reporting;
      o     the Company's lack of an audit committee;
      o the Company's risk of management override given that our officers have a high degree of involvement in our day to day operations;
      o the Company's lack of documented policies and procedures concerning its policy on fraud,
      o     the Company's lack of a documented code of ethics; and
      o the Company's lack of effective separation of duties, which includes monitoring controls, between the members of management.

In response, the Company has addressed these deficiencies and while it has not eliminated each item, the Company has begun a process to address each identified weakness, such as, hiring an outside CPA consultant who will provide a greater degree of separation of duties, especially Accounts Receivable and Accounts Payable management. Further, the outside CPA consultant will be implementing documented policies and procedures concerning the Company's internal controls over financial reporting, its policy on fraud and code of ethics. Moreover, the Company's board of directors is evaluating the cost vs. benefit of expanding its board to include independent directors and a separate audit committee, as well as methods to implement sufficient monitoring controls among a small number of executives. As a result of our limited financial resources, we do not anticipate that we will be in a position to engage accounting personnel or a senior financial officer in the foreseeable future. Until we are able to engage a qualified financial officer, and/or accounting staff, we may continue to experience material weaknesses in our disclosure controls that may continue to adversely affect our ability to timely file our quarterly and annual reports.

The Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Should you have any additional comments or questions, please feel free to contact me.

Yours truly,


/s/ James Marvin
James Marvin, CFO